EXHIBIT 99.1

Colliers Reports First Quarter Results

Continued growth and resiliency from highly diversified recurring services

First quarter operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2024	2023

Revenues	$1,002.0	$965.9
Adjusted EBITDA (note 1)	108.7	104.6
Adjusted EPS (note 2)	0.77	0.86

GAAP operating earnings	43.3	22.1
GAAP diluted net earnings (loss) per share	0.26	(0.47)

TORONTO, May 02, 2024 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the first quarter ended March 31, 2024. All amounts are in US dollars.

For the seasonally slow first quarter ended March 31, 2024, revenues were $1.0 billion, up 4% (4% in local currency) and Adjusted EBITDA (note 1) was $108.7 million, up 4% (4% in local currency) versus the prior year quarter. Adjusted EPS (note 2) was $0.77, relative to $0.86 in the prior year quarter. First quarter Adjusted EPS was not significantly impacted by changes in foreign exchange rates. The GAAP operating earnings were $43.3 million as compared to $22.1 million in the prior year quarter. The GAAP diluted net earnings per share were $0.26 relative to diluted net loss per share of $0.47 in the prior year quarter. The first quarter GAAP diluted net earnings per share were not significantly impacted by changes in foreign exchange rates.

“Outsourcing & Advisory, Investment Management and Leasing all showed improvement over the prior year. Our focus on expanding high-value, recurring service lines is paying off handsomely, reshaping and repositioning our business for the future. As expected, ongoing interest rate uncertainty and geopolitical tensions continued to weigh on Capital Markets,” said Jay S. Hennick, Chairman & CEO of Colliers.

“We remain committed to the Colliers Way – delivering strong internal growth and strategic acquisitions that benefit our shareholders. In the last quarter, we successfully secured $300 million in new equity to fuel further expansion. Additionally, our recent acquisition of Colliers Philadelphia strengthens our presence in the mid-Atlantic region, solidifying our position as a top player in the United States.”

“Over the years Colliers has built a well-known and globally respected brand comprised of a highly diversified business model with over 70% of earnings generated from recurring revenue streams. Coupled with a strong and committed leadership team, including significant inside ownership, we have a 29-year record of delivering robust compound annual returns for shareholders,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 68 countries, our 19,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.3 billion and $96 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended		Change	Change
(in thousands of US$)	March 31		in US$ %	in LC %
(LC = local currency)	2024	2023

Outsourcing & Advisory	$497,489	$454,930	9%	9%
Investment Management (1)	122,521	120,746	1%	1%
Leasing	243,237	238,387	2%	2%
Capital Markets	138,733	151,840	-9%	-8%
Total revenues	$1,001,980	$965,903	4%	4%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were down 1% for the three months ended March 31, 2024.

First quarter consolidated revenues were up 4% on a local currency basis. Robust growth in Outsourcing & Advisory was partly offset by continued challenges in Capital Markets due to ongoing interest rate uncertainty and heightened geopolitical tensions. Consolidated internal revenue growth measured in local currencies was 2% (note 4) versus the prior year quarter.

Segmented First Quarter Results
Revenues in the Americas region totalled $606.4 million, up 4% (4% in local currency) versus $581.6 million in the prior year quarter attributable to higher Outsourcing & Advisory and Leasing revenues as well as the favourable impact of recent acquisitions. As expected, Capital Markets revenues were impacted by ongoing interest rate uncertainty. Adjusted EBITDA was $54.9 million, up 2% (2% in local currency) relative to the prior year quarter on higher revenues. The GAAP operating earnings were $29.0 million, relative to $32.9 million in the prior year quarter.

EMEA region revenues totalled $146.6 million, up 2% (down 1% in local currency) compared to $143.4 million in the prior year quarter, attributable to lower transactional activity, particularly in Germany, partly offset by solid growth in Outsourcing & Advisory. Adjusted EBITDA was a loss of $12.0 million compared to a loss of $11.3 million in the prior year quarter. The GAAP operating loss was $20.5 million compared to $25.0 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $126.4 million, up 5% (9% in local currency), compared to $120.1 million in the prior year quarter. Revenue growth was driven by recent acquisitions and elevated Capital Markets activity in several markets in Asia, especially Japan. Adjusted EBITDA was $14.6 million, up 81% (88% in local currency) primarily on changes in service mix. The GAAP operating earnings were $11.5 million, versus $5.0 million in the prior year quarter.

Investment Management revenues were $122.5 million relative to $120.7 million in the prior year quarter, up 1% (1% in local currency). Passthrough revenues from historical carried interest were $3.0 million versus nil in the prior year quarter. Excluding the impact of carried interest, revenue was essentially flat with the prior year (down 1% (1% in local currency)) due to softer fundraising activity as well as modest valuation adjustments to assets in perpetual funds. Adjusted EBITDA was $52.9 million, down 4% (4% in local currency) compared to the prior year quarter because of increased investments in new products and strategies, and enhanced distribution capabilities primarily in the Middle East. The GAAP operating earnings were $38.9 million in the quarter versus $14.8 million in the prior year quarter. AUM was $96.3 billion as of March 31, 2024 compared to $98.2 billion as of December 31, 2023 and was primarily impacted by modest unrealized valuation adjustments, which were less than benchmark indices.

Unallocated global corporate costs as reported in Adjusted EBITDA were $1.6 million in the first quarter, relative to $0.9 million in the prior year quarter. The corporate GAAP operating loss for the quarter was $15.7 million, versus $5.5 million in the first quarter of 2023.

Outlook for 2024
The Company is maintaining its outlook for 2024:

Measure	Actual 2023	2024 Outlook
Revenue growth	-3%	+5% to +10%
Adjusted EBITDA growth	-6%	+5% to +15%
Adjusted EPS growth	-23%	+10% to +20%

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit availability for commercial real estate transactions could materially impact the outlook.

Conference Call
Colliers will be holding a conference call on Thursday, May 2, 2024 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (vii) restructuring costs and (viii) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended
	March 31
(in thousands of US$)	2024	2023

Net earnings (loss)	$14,136	$(907)
Income tax	9,970	3,539
Other income, including equity earnings from non-consolidated investments	(651)	(3,320)
Interest expense, net	19,872	22,832
Operating earnings	43,327	22,144
Depreciation and amortization	50,508	49,492
Gains attributable to MSRs	(1,315)	(3,035)
Equity earnings from non-consolidated investments	436	3,154
Acquisition-related items	1,940	26,468
Restructuring costs	7,111	743
Stock-based compensation expense	6,688	5,657
Adjusted EBITDA	$108,695	$104,623

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the Adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended
	March 31
(in thousands of US$)	2024	2023

Net earnings (loss)	$14,136	$(907)
Non-controlling interest share of earnings	(8,921)	(10,941)
Interest on Convertible Notes	-	2,300
Amortization of intangible assets	35,086	36,843
Gains attributable to MSRs	(1,315)	(3,035)
Acquisition-related items	1,940	26,468
Restructuring costs	7,111	743
Stock-based compensation expense	6,688	5,657
Income tax on adjustments	(11,127)	(11,348)
Non-controlling interest on adjustments	(6,130)	(5,153)
Adjusted net earnings	$37,468	$40,627

	Three months ended
	March 31
(in US$)	2024	2023

Diluted net earnings (loss) per common share(1)	$0.26	$(0.42)
Interest on Convertible Notes, net of tax	-	0.04
Non-controlling interest redemption increment	(0.15)	0.17
Amortization expense, net of tax	0.47	0.48
Gains attributable to MSRs, net of tax	(0.01)	(0.04)
Acquisition-related items	(0.02)	0.52
Restructuring costs, net of tax	0.11	0.01
Stock-based compensation expense, net of tax	0.11	0.10
Adjusted EPS	$0.77	$0.86

Diluted weighted average shares for Adjusted EPS (thousands)	48,845	47,422
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended
	March 31
(in thousands of US$)	2024	2023

Net cash used in operating activities	$(137,615)	$(132,568)
Contingent acquisition consideration paid	2,738	272
Purchase of fixed assets	(16,873)	(18,883)
Cash collections on AR Facility deferred purchase price	33,918	30,772
Distributions paid to non-controlling interests	(10,306)	(11,061)
Free cash flow	$(128,138)	$(131,468)

4. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months
	ended March 31
(unaudited)	2024	2023
Revenues	$1,001,980	$965,903

Cost of revenues	606,245	586,260
Selling, general and administrative expenses	299,960	281,539
Depreciation	15,422	12,649
Amortization of intangible assets	35,086	36,843
Acquisition-related items (1)	1,940	26,468
Operating earnings	43,327	22,144
Interest expense, net	19,872	22,832
Equity earnings from non-consolidated investments	(436)	(3,154)
Other income	(215)	(166)
Earnings before income tax	24,106	2,632
Income tax	9,970	3,539
Net earnings (loss)	14,136	(907)
Non-controlling interest share of earnings	8,921	10,941
Non-controlling interest redemption increment	(7,442)	8,304
Net earnings (loss) attributable to Company	$12,657	$(20,152)

Net earnings (loss) per common share

Basic	$0.26	$(0.47)
Diluted (2)	$0.26	$(0.47)

Adjusted EPS (3)	$0.77	$0.86

Weighted average common shares (thousands)
Basic	48,498	43,047
Diluted	48,845	43,047

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method was anti-dilutive for the three months ended March 31, 2023.
(3)	See definition and reconciliation above.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	March 31,	December 31,	March 31,
(unaudited)	2024	2023	2023

Assets
Cash and cash equivalents	$165,321	$181,134	$178,659
Restricted cash (1)	40,136	37,941	43,994
Accounts receivable and contract assets	704,084	726,764	682,538
Warehouse receivables (2)	27,499	177,104	120,300
Prepaids and other assets	317,487	306,829	260,679
Warehouse fund assets	42,982	44,492	37,996
Current assets	1,297,509	1,474,264	1,324,166
Other non-current assets	195,082	188,745	175,141
Warehouse fund assets	80,382	47,536	-
Fixed assets	203,554	202,837	171,107
Operating lease right-of-use assets	372,788	390,565	351,600
Deferred tax assets, net	57,313	59,468	67,369
Goodwill and intangible assets	3,065,686	3,118,711	3,119,326
Total assets	$5,272,314	$5,482,126	$5,208,709

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$884,634	$1,104,935	$962,464
Other current liabilities	93,827	75,764	105,855
Long-term debt - current	12,905	1,796	4,382
Warehouse credit facilities (2)	21,403	168,780	112,331
Operating lease liabilities - current	88,006	89,938	85,638
Current liabilities	1,100,775	1,441,213	1,270,670
Long-term debt - non-current	1,337,471	1,500,843	1,613,792
Operating lease liabilities - non-current	359,857	375,454	331,228
Other liabilities	126,457	151,333	149,822
Deferred tax liabilities, net	38,900	43,191	49,416
Liabilities related to warehouse fund assets	84,545	47,536	-
Convertible notes	-	-	226,875
Redeemable non-controlling interests	1,060,207	1,072,066	1,073,635
Shareholders' equity	1,164,102	850,490	493,271
Total liabilities and equity	$5,272,314	$5,482,126	$5,208,709

Supplemental balance sheet information
Total debt (3)	$1,350,376	$1,502,639	$1,618,174
Total debt, net of cash and cash equivalents (3)	1,185,055	1,321,505	1,439,515
Net debt / pro forma adjusted EBITDA ratio (4)	2.0	2.2	2.2

Notes to Condensed Consolidated Balance Sheets
(1)	Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)	Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)	Excluding warehouse credit facilities and convertible notes.
(4)	Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended
	March 31
(unaudited)	2024	2023

Cash provided by (used in)

Operating activities
Net earnings (loss)	$14,136	$(907)
Items not affecting cash:
Depreciation and amortization	50,508	49,492
Gains attributable to mortgage servicing rights	(1,315)	(3,035)
Gains attributable to the fair value of loan
premiums and origination fees	(2,199)	(4,017)
Deferred income tax	(3,989)	(10,989)
Other	13,462	35,309
	70,603	65,853

Decrease (increase) in accounts receivable, prepaid
expenses and other assets	4,641	(29,755)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	(46,642)	3,111
Decrease in accrued compensation	(146,932)	(180,308)
Contingent acquisition consideration paid	(2,738)	(272)
Mortgage origination activities, net	3,498	2,785
Sales to AR Facility, net	(20,045)	6,018
Net cash used in operating activities	(137,615)	(132,568)

Investing activities
Purchases of fixed assets	(16,873)	(18,883)
Purchases of warehouse fund assets	(36,426)	(37,996)
Proceeds from disposal of warehouse fund assets	4,944	44,000
Cash collections on AR Facility deferred purchase price	33,918	30,772
Other investing activities	(35,415)	(21,067)
Net cash used in investing activities	(49,852)	(3,174)

Financing activities
Increase (decrease) in long-term debt, net	(105,052)	172,420
Purchases of non-controlling interests, net	(2,654)	(12,544)
Dividends paid to common shareholders	(7,132)	(6,440)
Distributions paid to non-controlling interests	(10,306)	(11,061)
Issuance of subordinate voting shares	286,924	-
Other financing activities	14,129	14,987
Net cash provided by financing activities	175,909	157,362

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	(2,060)	1,991

Net change in cash and cash
equivalents and restricted cash	(13,618)	23,611
Cash and cash equivalents and
restricted cash, beginning of period	219,075	199,042
Cash and cash equivalents and
restricted cash, end of period	$205,457	$222,653

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31

2024
Revenues	$606,411	$146,568	$126,357	$122,521	$123	$1,001,980
Adjusted EBITDA	54,884	(11,986)	14,591	52,850	(1,644)	108,695
Operating earnings (loss)	29,037	(20,461)	11,540	38,880	(15,669)	43,327

2023
Revenues	$581,551	$143,371	$120,093	$120,746	$142	$965,903
Adjusted EBITDA	53,863	(11,261)	8,049	54,894	(922)	104,623
Operating earnings (loss)	32,870	(25,034)	5,040	14,804	(5,536)	22,144

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Chris McLernon
Chief Executive Officer, Real Estate Services

Christian Mayer
Chief Financial Officer
(416) 960-9500